
December 27, 2012

Via E-mail
Timothy J. FitzGerald
CFO
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re: The Middleby Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2012**
> **File No. 1-9973**

Dear Mr. FitzGerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. Refer to comment two in our letter dated June 28, 2010. We note that the fifth amended and restated credit agreement was filed as Exhibit 10.1 to the Form 8-K filed with the Commission on August 9, 2012. Please advise whether the content of the schedules to the credit agreement has been intentionally omitted. As noted in our prior comment two, you must file a complete version of your credit agreement, including all of its schedules.

Signatures, page 80

2. In future filings, please have the annual report also signed by the principal accounting officer or controller. Refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, 11

Annual Performance-Based Incentive Programs, page 16

Value Creation Incentive Plan, page 16

3. Please tell us, and in future filings disclose, how the compensation committee determined the amount of target and maximum payouts with respect to each named executive officer.

Summary Compensation Table, page 23

4. In footnote (4) you disclose that "All Other Compensation" for Mr. Bassoul included $55,000 in director fees. Since Mr. Bassoul is the company's CEO and an employee-director, please provide us with an understanding of the board's policy with respect to these payments. To the extent applicable, please include relevant disclosure in your future filings.

Director Compensation for Fiscal Year 2011, page 36

5. Refer to footnote (4) to the director compensation table. Please explain to us, and in future filings expand your disclosure related to, the pension distribution payments to the non-employee directors, by discussing among other things, the material terms of any pension plan pursuant to which these distributions are being made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief